May 31, 2012

VIA FEDERAL EXPRESS AND

VIA FACSIMILE TO (813) 855-4745

Corporate Secretary

Cryo-Cell International, Inc.

700 Brooker Creek Boulevard, Suite 1800

Oldsmar, Florida 34677

Dear Sir or Madam:

Richardson & Patel LLP is legal counsel to Mr. Ki Yong Choi and Ki Yong Choi & Laura H. Choi TR U/A DTD 7/27/01 FBO Ki Yong Choi Trust (a/k/a the Choi Family Living Trust, the “Trust”) (Mr. Choi and the Trust, collectively, the “Stockholders”).

By this letter, the Stockholders are amending the information provided to you in the Notice that was transmitted to you by facsimile on May 30, 2012 and which you received by courier on May 31, 2012.

In this regard, please note the following changes to the information relating to Michael Cho, Ph.D., which is included in Annex 3 of the Notice.

Paragraph 5 of the information relating to Michael Cho, Ph.D. which states:

Dr. Cho holds 14,166 shares of the Company’s common stock. Other than these shares, none of Dr. Cho or any affiliate or associate of Dr. Cho owns any securities of the Company (either of record or beneficially).

is amended to state:

Dr. Cho is the record holder of 14,166 shares of the Company’s common stock. Other than these shares, none of Dr. Cho or any affiliate or associate of Dr. Cho owns any securities of the Company (either of record or beneficially).

Paragraph 6 of the information relating to Michael Cho, Ph.D. which states:

During the past two years, Dr. Cho exercised options for the purchase of 14,166 shares of the Company’s common stock.

is amended to state:

On November 25, 2011, Dr. Cho exercised options for the purchase of 14,166 shares of the Company’s common stock.

Corporate Secretary

Cryo-Cell International, Inc.

May 31, 2012

The Stockholders also include the following information in Annex 3 for the Nominee named:

Ki Yong Choi: The address of Cathedral Hill Associates is 14299 Firestone Boulevard, La Mirada, California 90638.

Gary D. Weinhouse: The address of Autism Spectrum Therapies is 6059 Bristol Parkway, Suite 100, Culver City, California 90230.

Michael D. Coffee: The address of Medicinova, Inc. is 4350 La Jolla Village Dr., Suite 950, San Diego, California 92122. Medicinova, Inc. is a biopharmaceutical company that develops small molecule therapeutics for the treatment of diseases.

Ajay Badlani: The address of the Family Office is 6450 Sand Lake Road, Dayton, Ohio 45414. The Family Office is a single family wealth management firm.

Finally, this letter also adds the following to the Notice, “No Nominee, any member of his immediate family nor any of his associates was a party to any transaction, or series of similar transactions since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount exceeds $120,000.

If the Notice is deemed for any reason to be ineffective with respect to the nomination of the Nominees, or if any of the Nominees becomes unable to serve for any reason, this Notice shall continue to be effective with respect to a replacement nominee for such Nominee whom the Stockholders may select. The Stockholders reserve the right to nominate, substitute or add additional persons or take other appropriate action if any change occurs in the Company’s Board or Bylaws after the date of this letter and prior to the Annual Meeting, or if the date of the Annual Meeting is delayed by more than 30 calendar days. The Stockholders reserve the right to give further notice of additional nominations or business to be conducted at the Annual Meeting or any other meeting of the Company’s stockholders, although as of the date hereof the Stockholders do not have any intention of doing so.

Very truly yours, RICHARDSON & PATEL LLP

By:	/s/ Kevin Friedmann
Kevin Friedmann, Partner